VIA EDGAR

April 30, 2026

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BRT Apartments Corp. (the “Company”) Registration Statement on Form S-3 Originally Filed April 24, 2026 File No. 333-295315

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced registration statement under said Act, so that the same will be declared effective on May 4, 2026 at 5:00 p.m., Washington, D.C. time, or as soon thereafter as practicable.

If you have any questions or comments, please do not hesitate to contact Jeffrey Baumel, Esq. of Dentons LLP at 973-912-7189, Brian Lee, Esq. of Dentons LLP at 212-768-6926 or Asher Gaffney, Esq., Secretary of the Company at 516-773-2754.

Very truly yours,

BRT APARTMENTS CORP.

By:	/s/ Asher Gaffney
Asher Gaffney
Secretary

AG/lm

cc:	Jeffrey Baumel, Esq. Brian Lee, Esq.